Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Ardmore Shipping Corporation for the registration of up to $400,000,000 of common shares, preferred shares, debt securities, convertible debt securities, warrants and units and the registration of 950,000 of Ardmore Shipping Corporation’s common shares by the Selling Shareholder and to the incorporation by reference therein of our report dated February 15, 2019 (except Note 3 of Ardmore Shipping Corporation’s consolidated financial statements included in its 2018 Annual Report on Form 20-F/A, as to which the date is August 1, 2019), with respect to the consolidated financial statements of Ardmore Shipping Corporation, included in its Annual Report (Form 20-F) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Dublin, Ireland

August 20, 2021